

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

June 4, 2009

Mr. Blake W. Nordstrom
President
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington 98101

>   **Re: Nordstrom, Inc.**
>   **Form 10-K for Fiscal Year Ended January 31, 2009**
>   **Filed March 23, 2009**
>   **File No. 001-15059**

Dear Mr. Nordstrom:

　　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Ryan C. Milne
>   Accounting Branch Chief